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March 20, 2025

VIA EDGAR

United States Securities and Exchange Commission

Office of Manufacturing

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Beverly Singleton Andrew Blume

Re:	Century Aluminum Company Form 10-K for the Fiscal Year Ended December 31, 2024 Form 10-Q for the Quarterly Period Ended September 30, 2024 File No. 001-34474

Dear Ms. Singleton and Mr. Blume:

On behalf of Century Aluminum Company (the “Company”), we acknowledge receipt of the comment letter, dated March 14, 2025, from the staff of the Securities and Exchange Commission relating to the above-referenced filings.

The Company respectfully requests an extension to respond until April 18, 2025. This additional time will enable the necessary internal review related to the Company’s response to the comment letter. If you have any questions, please do not hesitate to contact me at (202) 312-3031 or at sbranch@vedderprice.com.

Sincerely,

/s/ Sarah Branch
Sarah Branch
Associate, Vedder Price P.C.

cc:	John Blatchford
Shareholder, Vedder Price P.C.

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Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, Vedder Price Pte. Ltd., which operates in Singapore, and Vedder Price (FL) LLP, which operates in Florida.